UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Credo Technology Group Holding Ltd
(Name of Issuer)

Ordinary shares, par value $0.00005 per share
(Title of Class of Securities)

G25457105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25457105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Lip-Bu Tan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 15,000
	6.	SHARED VOTING POWER 3,555,992
	7.	SOLE DISPOSITIVE POWER 15,000
	8.	SHARED DISPOSITIVE POWER 3,555,992
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,570,992
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

1 This percentage is calculated based upon 161,721,361 of the Issuer’s ordinary shares outstanding as of December 31, 2023.

CUSIP No. G25457105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Credo Technology Group Holding Ltd

Item 1(b).	Address of Issuer’s Principal Executive Offices

c/o Maples Corporate Services, Limited,

PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(a).	Name of Person Filing

Lip-Bu Tan

Item 2(b).	Address of Principal Business Office or, If None, Residence

c/o Credo Technology Group Holding Ltd

110 Rio Robles

San Jose, California 95134

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Ordinary Shares

Item 2(e).	CUSIP No.

G25457105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. G25457105	13G	Page 4 of 5 Pages

(k)	☐ A group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________

Item 4.	Ownership

(a)	Amount Beneficially Owned: 3,570,992

(b)	Percent of Class: 2.2%

(c)	Number of shares as to which the person has:

a.	Sole power to vote or to direct the vote: 15,000(1)

b.	Shared power to vote or direct the vote: 3,555,992(2)

c.	Sole power to dispose or to direct the disposition of: 15,000(1)

d.	Shared power to dispose or to direct the disposition of: 3,555,992(2)

Notes to Item 4:

1.	Includes 1,875 restricted stock units that vest within 60 days of December 31, 2023.

2.	Includes (i) 167,583 ordinary shares held by the Lip-Bu Tan and Ysa Loo Trust Dated 2/3/1992, (ii) 3,339,673 ordinary shares held by Walden Technology Ventures II LP and (iii) 48,736 ordinary shares held by A&E Investment LLC. Mr. Tan is the joint trustee of Lip-Bu Tan and Ysa Loo Trust Dated 2/3/1992. Mr. Tan is the Managing Director of Walden Technology Ventures II LP and is the Manager of A&E Investment LLC, an entity owned by the Lip-Bu Tan and Ysa Loo Trust Dated 2/3/1992. Mr. Tan disclaims beneficial of these indirectly held shares except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

CUSIP No. G25457105	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

By:	/s/ Lip-Bu Tan
Name:	Lip-Bu Tan
Title:	Director